UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Zep Inc.

(Exact name of the registrant as specified in its charter)

Delaware	01-33633	26-0783366
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1310 Seaboard Industrial Boulevard, NW Atlanta, Georgia	30318-2825
(Address of principal executive offices)	(Zip Code)

(Name and telephone number, including area code,
of the person to contact in connection with this report.):

Philip A. Theodore

(404) 352-1680

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01              Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Zep Inc. (the “Company”) is a leading consumable chemical packaged goods company, providing a wide variety of high-performance chemicals and related products and services that help professionals maintain, clean and protect their assets. We market our products and services under well recognized brand names, including Zep®, Zep Professional®, Zep Commercial®, Zep Automotive® and other Zep Inc. brands. Our product portfolio, which is currently produced using more than 4,000 unique formulations, includes anti-bacterial and industrial hand care products, cleaners, degreasers, deodorizers, disinfectants, floor finishes, sanitizers, pest- and weed-control products, air-care products and delivery systems and a wide variety of automotive maintenance chemicals.

We sell our products primarily for use in the transportation, industrial maintenance and janitorial and sanitation markets.

•                  Our Industrial and Institutional teams focus on selling maintenance and cleaning chemicals to industrial customers in a wide variety of industries utilizing a combination of direct sales and service, sales through distributors and sales through specialty retailers.

•                  Our Specialty Retail and Automotive Aftermarket teams focus on selling maintenance and cleaning chemicals to vehicle wash operators including both car wash and fleet wash operators; automotive aftermarket retailers; automotive manufacturers; and other mass and specialty retailers with automotive maintenance and cleaning offerings. We utilize a combination of direct sales and service, sales through distributors and sales through specialty retailers.

Under Securities and Exchange Commission (“SEC”) regulations, if any “conflict minerals” are necessary to the functionality or production of a product manufactured by the Company or contracted by the Company to be manufactured, the Company must conduct in good faith a reasonable country of origin inquiry regarding those “conflict minerals” that is reasonably designed to determine whether any of the “conflict minerals” originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, or are from recycled or scrap sources.  The SEC defines the term “conflict minerals” to mean:

(i)  Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivates, which are limited to tantalum, tin, and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the DRC or an adjoining country; or

(ii)  Any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the DRC or an adjoining country.

During the period from January 1, 2013 to December 31, 2013 (the “Reporting Period”), the Company’s compliance, supply chain, research and development, and legal departments collaborated to design a conflict minerals compliance procedure that describes the Company’s process for (1) conducting the reasonable country-of-origin inquiry and due diligence regarding the use of conflict minerals in products manufactured or contracted to be manufactured by the Company and the Company’s consolidated subsidiaries, and (2) preparing required reports and disclosures.  The executive sponsor for the team established for this process is the Vice President, General Counsel and Corporate Secretary, who is responsible for periodically briefing senior management about the results of our due diligence efforts.

As required by the SEC’s conflict minerals rule, the Company conducted a reasonable country-of-origin inquiry regarding the potential inclusion of conflict minerals in the Company’s products during the

Reporting Period.  Because the Company typically does not purchase raw materials directly from mines, smelters or refiners, the Company must rely on country-of-origin information obtained from various third parties in its supply chain.  Accordingly, the Company relies on its direct suppliers to provide information regarding the origin of any conflict minerals that may be included in its products.

Using information derived from the Company’s procurement systems, the Company identified more than 110 direct suppliers of components and raw materials that may contain conflict minerals.  The Company provided each of these direct suppliers with a short-form survey that was based on the form authored by the Electronic Industry Citizenship Coalition — Global e-Sustainability Initiative (EICC-GeSI).  Among other things, the survey solicited information regarding the location and identity of smelters and refiners.  The Company tracked survey progress and responses, and, was able to identify direct suppliers that failed to provide the requested information and redistributed surveys to those who did not respond.  The Company collaborated with its direct suppliers to review responses to the surveys when clarification was warranted.

Many of the Company’s products do not contain any conflict minerals.  Nevertheless, using the information collected from the surveys transmitted to the Company’s direct suppliers, the Company determined that some products may contain trace amounts of tin, tantalum or tungsten.  Despite having conducted a good faith reasonable country-of-origin inquiry, the Company has been unable to determine the origin of all of the conflict minerals that may be contained in our products and will continue our outreach efforts in this regard.

The Company has prepared a Conflict Minerals Report, which is attached to this Form SD.  The Company has disclosed the information above, along with a copy of the Company’s Conflict Minerals Report for the Reporting Period filed herewith as Exhibit 1.02 on the Company’s website, www.zepinc.com.  The information contained in, and that can be accessed through, the website is not, and shall not be deemed to be, part of this Form SD or incorporated into any other filings the Company makes with the SEC.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this Form SD.

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Zep Inc.

	By	/s/ Philip A. Theodore
Philip A. Theodore
Vice President, General Counsel and
Corporate Secretary

Date: June 2, 2014